UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

United Natural Foods, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

911163103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911163103

1.	Names of Reporting Persons Kiltearn Partners LLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 3,047,034
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 3,047,034
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,047,034
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person (See Instructions) PN/IA

CUSIP No. 911163103

1.	Names of Reporting Persons Kiltearn Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 3,047,034
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 3,047,034
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,047,034
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person (See Instructions) HC/IA

CUSIP No. 911163103

1.	Names of Reporting Persons Murdoch Murchison
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 3,047,034
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 3,047,034
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,047,034
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person (See Instructions) HC/IN

Item 1.

(a)	Name of Issuer

United Natural Foods, Inc.

(b)	Address of Issuer’s Principal Executive Offices

313 Iron Horse Way, Providence, RI 02908

Item 2.

(a)	Name of Person Filing

1) Kiltearn Partners LLP

2) Kiltearn Limited

3) Murdoch Murchison

(b)	Address of Principal Business Office or, if none, Residence

1) Kiltearn Partners LLP - Exchange Place 3, 3 Semple Street, Edinburgh, United Kingdom EH3 8BL

2) Kiltearn Limited - Exchange Place 3, 3 Semple Street, Edinburgh, United Kingdom EH3 8BL

3) Murdoch Murchison - Exchange Place 3, 3 Semple Street, Edinburgh, United Kingdom EH3 8BL

(c)	Citizenship

1) Kiltearn Partners LLP - United Kingdom

2) Kiltearn Limited - United Kingdom

3) Murdoch Murchison - United Kingdom

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

911163103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Incorporated by reference to Item 9 of the cover page pertaining to each Reporting Person. Each of the Reporting Persons disclaims any beneficial ownership of these shares, and this report shall not be deemed an admission that any of the Reporting Persons are the beneficial owner of any of the shares for any purpose, except to the extent of any pecuniary interest therein.

(b)	Percent of class:

Incorporated by reference to Item 11 of the cover page pertaining to each Reporting Person. The percentage amounts are based on 58,085,036 shares of Common Stock outstanding as of December 3, 2021, as reported in the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission on December 8, 2021.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Incorporated by reference to Item 5 of the cover page pertaining to each Reporting Person.

(ii)	Shared power to vote or to direct the vote

Incorporated by reference to Item 6 of the cover page pertaining to each Reporting Person

(iii)	Sole power to dispose or to direct the disposition of

Incorporated by reference to Item 7 of the cover page pertaining to each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

Incorporated by reference to Item 8 of the cover page pertaining to each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below we each certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KILTEARN PARTNERS LLP
Date: February 10, 2022

By:	/s/ Douglas McArthur
Title:	Chief Compliance Officer

KILTEARN LIMITED
Date: February 10, 2022

By:	/s/ Murdoch Murchison
Title:	Director

MURDOCH MURCHISON
Date: February 10, 2022

By:	/s/ Murdoch Murchison

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

CUSIP NO. 911163103	13G

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement